Filed by Advanced Fibre Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Fibre Communications, Inc.

Commission File No. 000-28734

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. (“AFC”), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004, as amended and restated as of September 7, 2004 (the “Merger Agreement”). The Merger Agreement was filed by AFC under cover of a Current Report Form 8-K on September 8, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this filing are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission Amendment No. 1 to its Registration Statement on Form S-4, which contains a preliminary proxy statement/prospectus, and Advanced Fibre Communications, Inc. expects to mail a Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

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[Press Release issued October 25, 2004]

FOR IMMEDIATE RELEASE

AFC Sets Stockholder Meeting Date for Vote on Tellabs Merger

PETALUMA, Calif., October 25, 2004—AFC® (Nasdaq: AFCI), The Acronym for AccessSM, today announced that it has scheduled a special stockholders meeting for November 30, 2004, at 10:00 a.m. PT at 9 Willow Brook Court in Petaluma, Calif., to vote on its previously announced merger with Tellabs, Inc. (Nasdaq: TLAB). Stockholders of record, as of close of business on October 25, 2004, will be entitled to vote at the special meeting, and will be mailed a definitive proxy statement/prospectus that will contain important information regarding the special meeting and the proposed merger.

An affirmative vote by the majority of AFC shares outstanding is required for the proposed merger to be consummated. Assuming that the required vote is obtained and all other closing conditions are satisfied, the merger is expected to close soon thereafter.

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About AFC

Headquartered in Petaluma, Calif., AFC is a leading provider of broadband access solutions for the global telecommunications industry. With a customer base of more than 800 service providers worldwide, AFC continues to build and support the world’s evolving broadband access network architecture. Advanced Fibre Communications, Inc., AFC, the AFC logo, and DISC*S are registered trademarks of Advanced Fibre Communications, Inc. The Acronym for Access is a service mark of Advanced Fibre Communications, Inc. Copyright 2004. All rights reserved. Any other trademarks are the property of their respective owners. For more information, visit AFC online at www.afc.com or call 1-(800) 690-AFCI.

Additional Information and Where to Find it

This communication is not a solicitation of a proxy from any security holder of Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-116794), which contains a Preliminary Proxy Statement/Prospectus. Advanced Fibre Communications, Inc. expects to mail a Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. are available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. are available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, 94954, 707-792-3500.

Interest of Certain Persons in the Merger

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Advanced Fibre Communications, Inc. generally. Those interests are described in detail in the Definitive Proxy Statement, with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus.

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